UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 16, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EREIT XIV, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-1993754
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.          Other Events

Asset Update

Controlled Subsidiary Investment - AA JV LP

On April 23, 2021, we directly acquired ownership of a “majority-owned subsidiary”, AA JV LP (the “Avion at Carrollwood Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $6,615,000, which was the initial stated value of our equity interest in the Avion at Carrollwood Controlled Subsidiary (the “Avion at Carrollwood Controlled Subsidiary Investment”). The Avion at Carrollwood Controlled Subsidiary used the proceeds to recapitalize a stabilized garden-style multifamily property totaling 264 units and approximately 192,896 rentable square feet located at 11500 North Dale Mabry Highway Tampa, FL 33618 (the “Avion at Carrollwood Property”). Details of this acquisition can be found here.

On November 16, 2021, the Avion at Carrollwood Controlled Subsidiary redeemed the Avion at Carrollwood Controlled Subsidiary Investment in full. The Avion at Carrollwood Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Avion at Carrollwood Controlled Subsidiary Investment through the sale of the Avion at Carrollwood Property. All preferred return payments were paid in full during the investment period, and the investment yielded a return on investment of approximately 4.3%, or roughly 8% on an annualized basis.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EREIT XIV, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      November 22, 2021